SavWatt USA, Inc.
                         6801 Eastern Avenue, Suite 203
                            Baltimore, Maryland 21224
                                 (866) 641-3507

                                January 24, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:  Mr. Dale Welcome
               Accounting Branch
               Division of Corporation Finance

Re: SavWatt USA, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009
    Form 10-K/A for the Fiscal  Year Ended  December  31,  2009
    Form 10-Q for the Fiscal Quarters Ended March 31, 2010, June 30, 2010 and September 30, 2010
    Form 10-Q/A for the Fiscal Quarter Ended September 30, 2010
    File No. 000-52402

Dear Madam or Sir,

     This letter is in response to your letter to me of December 22, 2010, regarding the above referenced matter ("Comment Letter"). SavWatt USA, Inc. ("Company") is filing amendments to the referenced documents along with this letter. As you know, our current management team was not involved with the Company until March 31, 2010, when the undersigned gained control of the Company. Hence, our current management team had no participation in the operational or financial management of the Company until March 31, 2010.

     Our responses to the Comment Letter follow:

     RESPONSE TO COMMENTS #1, 2 AND 3:

     We have amended Item 9A of our Form 10-K/A to state that we had no disclosure controls and procedures as required by Rule 13a-15(e) of the Exchange Act in place at December 31, 2009, that such non-existent controls and procedures were ineffective and that no changes to such controls and procedures occurred in 2009. We have similarly updated our disclosure in management's report on the effectiveness of internal control over financial reporting.

     RESPONSE TO COMMENT #4:

     Between April 1, 2010 and September 30, 2010, the Company borrowed an aggregate of $172,775 from GoIP Global, Inc. and Sutton Global Associates for working capital purposes. The latter two companies are controlled by our President, Isaac H. Sutton.

     Between April 1, 2010, and September 30, 2010, the Company advanced monies to SavWatt Industries, a company controlled by Isaac H. Sutton, our President, to assist the latter company with product development and design related to the products that the Company is now in process of manufacturing and selling. The Company is considering a possible acquisition of SavWatt Industries or its assets.

     We review all receivables from related parties at the end of each fiscal quarter based upon financial data on such related parties and their performance under the terms of their obligations to the Company. If after such review, we believe that such receivables are impaired or uncollectable in whole or in part, we will make appropriate adjustments to such accounts. We will continue this review policy in the future.

     RESPONSE TO COMMENT #5:

     Evaluation of Disclosure Controls and Procedures

     We have revised our Form 10-Q filings for the fiscal quarters ended March 31, 2010, and June 30, 2010 to state that our disclosure controls and procedures were evaluated at the end of each interim period and that they were nonexistent and, therefore, ineffective. We have revised our Form 10-Q (as amended) for the fiscal quarter ended September 30, 2010, to state that our disclosure controls and procedures were evaluated as of September 30, 2010, and determined to have been effective on such date. We have also deleted the reference to internal control over financial reporting is this section.

     RESPONSE TO COMMENT #6:

     We have removed management's report on the effectiveness of internal control over financial reporting from our Form 10-Qs for the fiscal quarters ended March 31, 2010, June 30, 2010, and September 30, 2010

                        General Amendments to Our Filing

     In addition to the amendments and revisions described above, we have updated the certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.

     We acknowledge that:

     * the Company is responsible for the adequacy and accuracy of the disclosure in these filings;

     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

     * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission from taking any action with respect to the filings; and

     * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

     Please address any further comments to our attorney, David E. Wise, Esq. Mr. Wise's contact information is set forth below:

                       Law Offices of David E. Wise, P.C.
                                 Attorney at Law
                                  The Colonnade
                           9901 IH-10 West, Suite 800
                            San Antonio, Texas 78230
                            Telephone: (210) 558-2858
                            Facsimile: (210) 579-1775
                             Email: wiselaw@gvtc.com

Sincerely,


By: /s/ Isaac H. Sutton
   -------------------------------------
   Isaac H. Sutton
   President and Chief Financial Officer